Exhibit 99.3
CAMECO CORPORATION
2011 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)
May 5, 2011

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands, except per share amounts)

		Three Months Ended
	Note	Mar 31/11	Mar 31/10

Revenue from products and services		$454,260	$484,716

Cost of products and services sold		268,723	248,940
Depreciation, depletion and amortization		49,113	52,178

Cost of sales		317,836	301,118

Gross profit		136,424	183,598

Administration		33,763	30,952
Exploration		17,826	15,167
Research and development		994	688
Cigar Lake remediation		3,052	2,712
Loss (gain) on sale of assets		(25)	234

Earnings from operations		80,814	133,845
Finance costs	12	(19,857)	(22,330)
Gains on derivatives	17	23,729	42,626
Finance income		6,652	3,744
Share of loss from equity-accounted investees		(2,691)	(974)
Other income		4,623	2,005

Earnings before income taxes		93,270	158,916
Income tax expense	13	3,807	16,632

Net earnings		$89,463	$142,284

Net earnings (loss) attributable to:
Equity holders		$91,487	$143,169
Non-controlling interest		(2,024)	(885)

Net earnings		$89,463	$142,284

Earnings per common share attributable to equity holders
Basic	18	$0.23	$0.36

Diluted	18	$0.23	$0.36

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

		Three Months Ended
	Note	Mar 31/11	Mar 31/10

Net earnings		$89,463	$142,284

Other comprehensive income (loss), net of taxes	13
Exchange differences on translation of foreign operations		(23,380)	(29,166)
Gains on derivatives designated as cash flow hedges		1,611	15,768
Gains on derivatives designated as cash flow hedges transferred to net earnings		(6,131)	(15,462)
Unrealized gains on available-for-sale securities		467	883
Gains on available-for-sale securities transferred to net earnings		(1,835)	(2,627)

Other comprehensive loss, net of taxes		(29,268)	(30,604)

Total comprehensive income		$60,195	$111,680

Other comprehensive loss attributable to:
Equity holders		$(26,958)	$(29,174)
Non-controlling interest		(2,310)	(1,430)

Other comprehensive loss for the period		$(29,268)	$(30,604)

Total comprehensive income (loss) attributable to:
Equity holders		$64,529	$113,995
Non-controlling interest		(4,334)	(2,315)

Total comprehensive income for the period		$60,195	$111,680

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Financial Position
(Unaudited)
($Cdn Thousands)

		As At		As At
	Note	Mar 31/11	Dec 31/10	Jan 1/10

Assets
Current assets
Cash and cash equivalents		$367,723	$376,621	$1,101,229
Short-term investments		1,015,664	883,032	202,836
Accounts receivable	23	206,090	448,479	448,586
Current tax assets		51,096	42,190	—
Inventories	7	601,203	533,090	444,837
Supplies and prepaid expenses		184,697	190,079	169,005
Current portion of long-term receivables and other	8	99,740	91,447	154,725

Total current assets		2,526,213	2,564,938	2,521,218

Property, plant and equipment	24	4,003,647	3,954,647	3,716,774
Intangible assets	25	93,232	94,270	97,713
Long-term receivables, investments and other	8	311,139	342,675	400,777
Investments in equity-accounted investees	26	213,714	220,430	222,564
Deferred tax assets		28,534	25,594	24,011

Total non-current assets		4,650,266	4,637,616	4,461,839

Total assets		$7,176,479	$7,202,554	$6,983,057

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	27	$353,013	$387,431	$494,082
Current tax liabilities		12,081	35,042	31,143
Short-term debt		83,284	85,588	87,506
Dividends payable		39,470	27,605	23,570
Current portion of finance lease obligation		13,588	13,177	11,629
Current portion of other liabilities	9	30,852	28,228	29,297
Current portion of provisions	28	18,872	19,394	16,301

Total current liabilities		551,160	596,465	693,528

Long-term debt		794,646	794,483	793,842
Finance lease obligation		142,232	145,834	159,011
Other liabilities	9	398,302	405,477	298,391
Provisions	28	363,825	365,573	340,528
Deferred tax liabilities		24,086	26,270	107,657

Total non-current liabilities		1,723,091	1,737,637	1,699,429

Shareholders’ equity
Share capital		1,841,561	1,833,257	1,809,861
Contributed surplus		144,528	142,376	131,577
Retained earnings		2,742,201	2,690,184	2,392,940
Other components of equity		(2,462)	24,496	91,682

Total shareholders’ equity attributable to equity holders		4,725,828	4,690,313	4,426,060

Non-controlling interest		176,400	178,139	164,040

Total shareholders’ equity		4,902,228	4,868,452	4,590,100

Total liabilities and shareholders’ equity		$7,176,479	$7,202,554	$6,983,057

Commitments and contingencies [notes 13,16,28]
See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
($Cdn Thousands)

	Attributable to equity holders
				Foreign				Non-
	Share	Contributed	Retained	Currency	Cash Flow	Available-For-		Controlling	Total
	Capital	Surplus	Earnings	Translation	Hedges	Sale Assets	Total	Interest	Equity

Balance at January 1, 2011	$1,833,257	$142,376	$2,690,184	$(7,603)	$30,306	$1,793	$4,690,313	$178,139	$4,868,452
Total comprehensive income for the period	—	—	91,487	(21,070)	(4,520)	(1,368)	64,529	(4,334)	60,195
Stock-based compensation	—	8,095	—	—	—	—	8,095	—	8,095
Share options exercised	8,304	(5,943)	—	—	—	—	2,361	—	2,361
Transactions with owners — contributed equity	—	—	—	—	—	—	—	2,595	2,595
Dividends	—	—	(39,470)	—	—	—	(39,470)	—	(39,470)

Balance at March 31, 2011	$1,841,561	$144,528	$2,742,201	$(28,673)	$25,786	$425	$4,725,828	$176,400	$4,902,228

Balance at January 1, 2010	1,809,861	131,577	2,392,940	—	89,457	2,225	4,426,060	164,040	4,590,100
Total comprehensive income for the period	—	—	143,169	(27,736)	306	(1,744)	113,995	(2,315)	111,680
Stock-based compensation	—	4,997	—	—	—	—	4,997	—	4,997
Share options exercised	1,711	(201)	—	—	—	—	1,510	—	1,510
Transactions with owners — contributed equity	—	—	—	—	—	—	—	927	927
Dividends	—	—	(27,508)	—	—	—	(27,508)	—	(27,508)

Balance at March 31, 2010	$1,811,572	$136,373	$2,508,601	$(27,736)	$89,763	$481	$4,519,054	$162,652	$4,681,706

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

		Three Months Ended
	Note	Mar 31/11	Mar 31/10

Operating activities
Net earnings		$89,463	$142,284
Adjustments for:
Depreciation, depletion and amortization		49,113	52,178
Deferred charges		(3,726)	(6,839)
Unrealized (gains) losses on derivatives		(5,634)	12,432
Share-based compensation	15	8,095	4,997
Loss (gain) on sale of assets		(25)	234
Finance costs	12	19,857	22,330
Finance income		(6,652)	(3,744)
Share of loss from equity-accounted investees		2,691	974
Other income		(4,623)	(2,005)
Income tax expense	13	3,807	16,632
Interest received		3,975	2,149
Income taxes paid		(38,674)	(47,760)
Other operating items	14	148,364	(47,635)

Net cash provided by operations		266,031	146,227

Investing activities
Additions to property, plant and equipment		(123,827)	(81,017)
Purchase of short-term investments		(131,973)	(757,894)
Decrease (increase) in long-term receivables, investments and other		27,835	(6,054)
Proceeds from sale of property, plant and equipment		25	5,425

Net cash used in investing		(227,940)	(839,540)

Financing activities
Decrease in debt		(3,824)	(3,413)
Interest paid		(24,195)	(24,417)
Contributions from non-controlling interest		4,243	2,428
Proceeds from issuance of shares, stock option plan		6,779	1,511
Dividends paid		(27,605)	(23,571)

Net cash used in financing		(44,602)	(47,462)

Decrease in cash during the period		(6,511)	(740,775)
Exchange rate changes on foreign currency cash balances		(2,387)	(2,684)
Cash and cash equivalents at beginning of period		376,621	1,101,229

Cash and cash equivalents at end of period		$367,723	$357,770

Cash and cash equivalents is comprised of:
Cash		$82,888	$47,561
Cash equivalents		284,835	310,209

		$367,723	$357,770

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
($Cdn thousands except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2011 comprise Cameco Corporation and its subsidiaries (collectively, the “Company” or “Cameco”) and the Company’s interest in associates and joint ventures. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.
2.	Significant Accounting Policies
(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. These are the Company’s first condensed consolidated interim financial statements for part of the period covered by the first annual financial statements prepared under International Financial Reporting Standards (“IFRS”) and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. These condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 financial statements. Those accounting policies are based on the IFRS and IFRS Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time.

The Company’s consolidated financial statements for the year ended December 31, 2010 were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). As these are the Company’s first consolidated financial statements in accordance with IFRS, the comparative figures for 2010 were recast and an explanation of how the transition from Canadian GAAP to IFRS has affected the financial statements of the Company is provided in note 3. Certain disclosures in addition to the minimum disclosure requirements under IAS 34 were added in order to highlight the changes from the Company’s 2010 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the condensed consolidated interim financial statements as the reader will be able to rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on May 5, 2011.

(b)	Basis of Presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand except where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: derivative financial instruments are measured at fair value, available-for-sale financial assets are measured at fair value, liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as the net total of the plan assets.

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 6.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these condensed consolidated interim financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group and to all periods presented in these condensed consolidated interim financial statements.

(c)	Consolidation Principles
(i)	Business Combinations

Acquisitions on or after January 1, 2010

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

Acquisitions before January 1, 2010

As part of its transition to IFRS, the Company elected, under IFRS 1, to restate only those business combinations that occurred on or after January 1, 2010.

(ii)	Subsidiaries

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align with the policies adopted by the Company.

(iii)	Investments in Associates (Equity-Accounted Investees)

Associates are those entities over which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity, but can also arise where the Company holds less than 20 percent if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

(iv)	Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. Cameco’s joint ventures consist of jointly controlled entities and jointly controlled assets.

A jointly controlled entity is an entity in which Cameco shares joint control over the strategic financial and operating decisions with one or more venturers through the establishment of a corporation, partnership or other entity. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venturer receives a share of the output from the assets and bears an agreed upon share of the expenses.

All joint ventures are accounted for using the proportionate consolidation method. Cameco’s proportionate share of the assets, liabilities, revenues, expenses and cash flows of the joint venture are included in the consolidated financial statements.

(v)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees and joint ventures are eliminated against the investment to the extent of the Company’s interest in the associate or the joint venture. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.
(d)	Foreign Currency Translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and jointly controlled entities are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The condensed consolidated interim financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.
(i)	Foreign Currency Transactions

Foreign currency transactions are translated into the respective functional currency of the Company entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole or in part, the relevant amount in the foreign currency translation reserve is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, are recognized in other comprehensive income and presented within equity in the foreign currency translation account.
(e)	Cash and Cash Equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

(f)	Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

(g)	Property, Plant and Equipment
(i)	Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

(ii)	Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

(iii)	Depreciation and depletion

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets, which are unrelated to production, are depreciated according to the straight-line method based on estimated useful lives as follows:

Buildings	15 - 25 years
Plant and equipment	4 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years
Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated or depleted according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.
Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(iv)	Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted-average interest rate applicable to the general borrowings outstanding during the period of construction.

Borrowing costs are capitalized on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

(v)	Repairs and maintenance

The cost of replacing a part of an item of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the part will flow to the Company. The carrying amount of the replaced part is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

(vi)	Leased assets

Nuclear generating plants which are leased assets are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.
(h)	Intangible Assets

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(i)	Leased Assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s statement of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

(j)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets. Interest income is recognized in earnings as it accrues, using the effective interest method. Finance costs comprise interest expense of borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets.

Borrowing costs are capitalized when such costs are attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to prepare for its intended use. Other borrowing costs that are not directly attributable to qualifying assets are expensed in the period incurred.

Foreign currency gains and losses are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or loss position.

(k)	Impairment
(i)	Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

(ii)	Non-Financial Assets

The carrying amounts of Cameco’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings.
(l)	Exploration and Evaluation Expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures are charged against earnings as incurred.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant, and equipment.

(m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.
(i)	Environmental Restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current risk free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a units-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed on an annual basis for changes to obligations or legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

(ii)	Waste Disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

(n)	Employee Future Benefits
(i)	Pension Obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually, by qualified actuaries using the projected unit credit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in earnings on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii)	Other Post-Retirement Benefit Plans

The Company provides certain post-retirement healthcare benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

(iii)	Short-Term Employee Benefits

Short-term employee obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

(iv)	Termination Benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Cameco recognizes termination benefits as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(v)	Share-Based Compensation

The Company has five share-based compensation plans that are described in note 22 of the 2010 consolidated financial statements. In addition to an employee share ownership plan, these encompass a stock option plan and a performance share unit plan, both of which are equity-settled. There is also a deferred share unit plan and a phantom stock option plan, both of which are cash-settled.

For the equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For the cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.
(o)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (Enrichers) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(p)	Financial Instruments
(i)	Financial Assets and Financial Liabilities

Financial assets include cash and cash equivalents, trade receivables, other receivables, loans, other investments and derivative financial instruments. The Company determines the classification of its financial assets at initial recognition and records the assets at the fair value of consideration paid. Where non-derivative financial assets are carried at fair value, gains and losses on remeasurement are recognized directly in equity unless the financial assets have been designated as being held at fair value through profit or loss, in which case the gains and losses are recognized directly in net earnings.

All financial liabilities are initially recognized at the fair value of consideration received net of transaction costs and subsequently carried at amortized cost. Financial liabilities include trade and other payables, debt and derivative financial instruments. The Company determines the classification of its financial liabilities at initial recognition.

The Company has the following non-derivative financial assets: loans and receivables and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. This category of financial assets includes trade and other receivables.

Cash and cash equivalents consist of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

The Company has the following non-derivative financial liabilities: loans and accounts payable. Such liabilities are carried at amortized cost using the effective interest method if the time value of money is significant.
(ii)	Derivative Financial Instruments

The Company holds derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. All derivative instruments are recorded at fair value in the consolidated statements of financial position, except for those designated as hedging instruments.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation.

At the inception of a hedging relationship, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized in earnings.

Separable embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives.
(q)	Income Tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where this exposure is considered to be more likely than not to materialize. Accrued interest and penalties for uncertain tax positions are recognized in the period in which uncertainties are identified.

(r)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

(s)	Earnings Per Share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

(t)	Segment Reporting

An operating segment is a component of the company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3.	Explanation of Transition to IFRS

As stated in note 2(a), these are the Company’s first condensed consolidated interim financial statements prepared in accordance with IFRS. The accounting policies set out in note 2 have been applied for all periods presented in the condensed consolidated interim financial statements for the period ended March 31, 2011.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial statements is set out in the following tables and the notes that accompany the tables.

Elected IFRS 1 exemptions applicable to the presentation of the internal opening IFRS financial position

Cameco has elected and applied the following IFRS 1 exemptions:
(i)	Borrowing costs — IFRS 1 provides the option to apply IAS 23, Borrowing Costs (“IAS 23”), prospectively from the transition date to IFRS (January 1, 2010), or from a particular pre-transition date elected by the first time adopter. Borrowing costs may be capitalized on qualifying assets for which the commencement date for capitalization was on or after the date selected. The Company elected to apply IAS 23 prospectively from the date of transition to IFRS. Based on this election, Cameco expensed the borrowing costs capitalized before January 1, 2010 under Canadian GAAP and will capitalize borrowing costs incurred on qualifying assets for which the commencement date for capitalization is subsequent to January 1, 2010.

(ii)	Decommissioning liabilities — The application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), would require the Company to recalculate, retrospectively, the effect of each change in its reclamation provision prior to the date of transition, along with the impact on the related assets and depreciation. IFRS 1 provides the option to instead measure the liability and related depreciation effects as at the date of transition to IFRS. Cameco has elected to apply this exemption and calculated the impact on the statement of financial position as of January 1, 2010.

(iii)	Employee benefits — IAS 19, Employee Benefits (“IAS 19”), requires extensive disclosures in respect of defined benefit plans. IFRS 1 provides an optional exemption that permits the first-time adopter to elect to provide these disclosures prospectively from the date of transition. The Company has elected to apply this exemption and will provide the full disclosures required by IAS 19 in its first annual consolidated financial statements prepared under IFRS.

(iv)	Share-based compensation — IFRS 2, Share-Based Payments (“IFRS 2”), encourages application of its provisions to liabilities arising from cash-settled transactions that were settled before the transition date but only requires application to those transactions that will be settled after the transition date. The Company elected to apply IFRS 2 only to liabilities arising from share-based compensation transactions that existed at January 1, 2010.

(v)	Business combinations — The application of IFRS 3, Business Combinations (“IFRS 3”), requires the restatement of all past business combinations in accordance with IFRS 3. IFRS 1 provides the option to apply IFRS 3 prospectively from the transition date, or from a particular pre-transition date elected by the Company. The Company elected to not restate any past business combinations and to apply IFRS 3 prospectively from the transition date.

(vi)	Cumulative translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, would require the Company to calculate currency translation differences retrospectively, from the date a subsidiary or associate was formed or acquired. IFRS 1 provides the option of resetting cumulative translations gains and losses to zero at the transition date. The Company elected to reset cumulative translations losses to zero through opening retained earnings at the transition date.

Reconciliation of Equity at January 1, 2010 and December 31, 2010

		Jan 1, 2010			Dec 31, 2010
		effect of			effect of
	Cdn GAAP	transition	IFRS	Cdn GAAP	transition	IFRS

Assets
Current assets
Cash and cash equivalents	$1,101,229	$—	$1,101,229	$376,621	$—	$376,621
Short-term investments	202,836	—	202,836	883,032	—	883,032
Accounts receivable (a)	446,722	1,864	448,586	447,404	1,075	448,479
Current tax assets	—	—	—	42,190	—	42,190
Inventories (b),(d)	453,224	(8,387)	444,837	542,526	(9,436)	533,090
Supplies and prepaid expenses	169,005	—	169,005	190,079	—	190,079
Current portion of long-term receivables, and other	154,725	—	154,725	91,447	—	91,447

Total current assets	2,527,741	(6,523)	2,521,218	2,573,299	(8,361)	2,564,938

Property, plant and equipment (a),(b),(c),(d),(e),(k)	4,068,103	(351,329)	3,716,774	4,337,809	(383,162)	3,954,647
Intangible assets	97,713	—	97,713	94,270	—	94,270
Long-term receivables, investments, other (a),(f),(g)	667,287	(266,510)	400,777	628,824	(286,149)	342,675
Investments in equity-accounted investees (f),(h)	—	222,564	222,564	—	220,430	220,430
Deferred tax assets (p),(q),(r)	33,017	(9,006)	24,011	37,166	(11,572)	25,594

Total non-current assets	4,866,120	(404,281)	4,461,839	5,098,069	(460,453)	4,637,616

Total assets	$7,393,861	$(410,804)	$6,983,057	$7,671,368	$(468,814)	$7,202,554

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (a),(i)	$492,777	$1,305	$494,082	$386,396	$1,035	$387,431
Current tax liabilities	31,143	—	31,143	35,042	—	35,042
Short-term debt	87,506	—	87,506	85,588	—	85,588
Dividends payable	23,570	—	23,570	27,605	—	27,605
Current portion of finance lease obligation	11,629	—	11,629	13,177	—	13,177
Current portion of other liabilities	29,297	—	29,297	28,228	—	28,228
Current portion of provisions (a),(b),(j),(k),(l)	—	16,301	16,301	—	19,394	19,394
Deferred tax liabilities (p),(q),(r)	87,135	(87,135)	—	28,674	(28,674)	—

Total current liabilities	763,057	(69,529)	693,528	604,710	(8,245)	596,465

Long-term debt	793,842	—	793,842	794,483	—	794,483
Finance lease obligation	159,011	—	159,011	145,834	—	145,834
Provision for reclamation (j)	258,277	(258,277)	—	279,653	(279,653)	—
Other liabilities (a),(g),(j)	244,433	53,958	298,391	244,179	161,298	405,477
Provisions (a),(b),(j),(k),(l)	—	340,528	340,528	—	365,573	365,573
Deferred tax liabilities (p),(q),(r)	167,373	(59,716)	107,657	208,044	(181,774)	26,270

Total non-current liabilities	1,622,936	76,493	1,699,429	1,672,193	65,444	1,737,637

Minority interest (o)	164,040	(164,040)	—	178,139	(178,139)	—

Shareholders’ equity
Share capital (m)	1,512,461	297,400	1,809,861	1,535,857	297,400	1,833,257
Contributed surplus	131,577	—	131,577	142,376	—	142,376
Retained earnings (s)	3,158,506	(765,566)	2,392,940	3,563,089	(872,905)	2,690,184
Other components of equity (b),(d),(g),(h),(k),(n),(p),(r)	41,284	50,398	91,682	(24,996)	49,492	24,496

Total shareholders’ equity attributable to equity holders	4,843,828	(417,768)	4,426,060	5,216,326	(526,013)	4,690,313
Non-controlling interest (o)	—	164,040	164,040	—	178,139	178,139

Total shareholders’ equity	4,843,828	(253,728)	4,590,100	5,216,326	(347,874)	4,868,452

Total liabilities and shareholders’ equity	$7,393,861	$(410,804)	$6,983,057	$7,671,368	$(468,814)	$7,202,554

Reconciliation of Equity at March 31, 2010

		Mar 31, 2010 effect of
	Cdn GAAP	transition	IFRS

Assets
Current assets
Cash and cash equivalents	$357,770	$—	$357,770
Short-term investments	960,397	—	960,397
Accounts receivable (a)	314,193	1,232	315,425
Inventories (b),(d)	468,360	(10,707)	457,653
Supplies and prepaid expenses (a)	146,622	1,864	148,486
Current portion of long-term receivables, and other	154,960	—	154,960

Total current assets	2,402,302	(7,611)	2,394,691

Property, plant and equipment (a),(c),(d),(e),(k)	4,080,254	(365,155)	3,715,099
Intangible assets	96,970	—	96,970
Long-term receivables, investments, other (a),(f),(g)	675,280	(255,191)	420,089
Investments in equity-accounted investees (f),(h)	—	214,531	214,531
Deferred tax assets (p),(q),(r)	34,185	(9,303)	24,882

Total non-current assets	4,886,689	(415,118)	4,471,571

Total assets	$7,288,991	$(422,729)	$6,866,262

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (a),(i)	$293,608	$1,161	$294,769
Current tax liabilities	11,969	—	11,969
Short-term debt	84,601	—	84,601
Dividends payable	27,508	—	27,508
Current portion of finance lease obligation	11,976	—	11,976
Current portion of other liabilities	43,885	—	43,885
Current portion of provisions (a),(b),(j),(k),(l)	—	18,790	18,790
Deferred tax liabilities (p),(q),(r)	60,933	(60,933)	—

Total current liabilities	534,480	(40,982)	493,498

Long-term debt	794,000	—	794,000
Finance lease obligation	155,883	—	155,883
Provision for reclamation (j)	257,235	(257,235)	—
Other liabilities (a),(g),(j)	259,767	52,329	312,096
Provisions (a),(b),(j),(k),(l)	—	335,629	335,629
Deferred tax liabilities (p),(q),(r)	188,573	(95,122)	93,451

Total non-current liabilities	1,655,458	35,601	1,691,059

Minority interest (o)	162,652	(162,652)	—

Shareholders’ equity
Share capital (m)	1,514,172	297,400	1,811,572
Contributed surplus	136,373	—	136,373
Retained earnings (s)	3,273,391	(764,791)	2,508,600
Other components of equity (b),(d),(g),(h),(k),(n),(p),(r)	12,465	50,043	62,508

Total shareholders’ equity attributable to equity holders	4,936,401	(417,348)	4,519,053
Non-controlling interest (o)	—	162,652	162,652

Total shareholders’ equity	4,936,401	(254,696)	4,681,705

Total liabilities and shareholders’ equity	$7,288,991	$(422,729)	$6,866,262

Reconciliation of Total Comprehensive Income for 2010

		Mar 31, 2010			Dec 31, 2010
		effect of			effect of
	Cdn GAAP	transition	IFRS	Cdn GAAP	transition	IFRS

Revenue from products and services	$484,716	$—	$484,716	$2,123,655	$—	$2,123,655
Products and services sold (a),(l)	251,533	(2,593)	248,940	1,127,879	(13,916)	1,113,963
Depreciation, depletion and amortization (a),(b),(c),(d),(e),(k)	53,286	(1,108)	52,178	251,547	(13,239)	238,308

Cost of sales	304,819	(3,701)	301,118	1,379,426	(27,155)	1,352,271

Gross profit	179,897	3,701	183,598	744,229	27,155	771,384
Administration (g),(i)	31,456	(504)	30,952	155,810	(1,112)	154,698
Exploration	15,167	—	15,167	95,796	—	95,796
Research and development	688	—	688	4,794	—	4,794
Cigar Lake remediation	2,712	—	2,712	16,633	—	16,633
Gain on sale of assets	234	—	234	107	—	107

Earnings from operations	129,640	4,205	133,845	471,089	28,267	499,356
Finance costs (b),(c),(l)	(7,545)	(14,785)	(22,330)	(24,368)	(61,811)	(86,179)
Gains on derivatives	42,626	—	42,626	75,183	—	75,183
Finance income	3,744	—	3,744	20,894	—	20,894
Share of loss from equity-accounted investees (h)	(3,862)	2,888	(974)	(15,538)	11,362	(4,176)
Other income	2,005	—	2,005	4,388	—	4,388

Earnings before income taxes	166,608	(7,692)	158,916	531,648	(22,182)	509,466
Income tax expense (p),(q),(r)	25,100	(8,468)	16,632	27,251	(23,824)	3,427

Net earnings	$141,508	$776	$142,284	$504,397	$1,642	$506,039

Net earnings (loss) attributable to:
Equity holders	$142,393	$776	$143,169	$514,749	$1,642	$516,391
Non-controlling interest	(885)	—	(885)	(10,352)	—	(10,352)

Net earnings	$141,508	$776	$142,284	$504,397	$1,642	$506,039

Basic earnings per common share	$0.36	$—	$0.36	$1.31	$—	$1.31

Diluted earnings per common share	$0.36	$—	$0.36	$1.30	$—	$1.30

Net earnings	$141,508	$776	$142,284	$504,397	$1,642	$506,039
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation gains (losses)	(28,811)	(355)	(29,166)	7,342	(907)	6,435
Gains on derivatives designated as cash flow hedges	15,768	—	15,768	12,035	—	12,035
Gains on derivatives designated as cash flow hedges transferred to net earnings	(15,462)	—	(15,462)	(71,186)	—	(71,186)
Unrealized losses on available-for-sale securities	883	—	883	2,125	—	2,125
Losses on available-for-sale securities transferred to net earnings	(2,627)	—	(2,627)	(2,557)	—	(2,557)
Defined benefit plan actuarial losses (a),(g),(p)	—	—	—	—	(108,982)	(108,982)

Other comprehensive loss	(30,249)	(355)	(30,604)	(52,241)	(109,889)	(162,130)

Total comprehensive income (loss), net of taxes	$111,259	$421	$111,680	$452,156	$(108,247)	$343,909

Total comprehensive income (loss) attributable to:
Equity holders	$113,574	$421	$113,995	$448,470	$(108,247)	$340,223
Non-controlling interest	(2,315)	—	(2,315)	3,686	—	3,686

Total comprehensive income (loss)	$111,259	$421	$111,680	$452,156	$(108,247)	$343,909

Notes to the reconciliations
The impact on deferred tax of the adjustments described below is set out in note (p).
a)	As a result of BPLP also transitioning to IFRS, Cameco has recorded its share of BPLP’s IFRS transition adjustments. BPLP’s transition adjustments relate largely to the recognition of previously unrecognized actuarial losses, as well as adjustments for changes in amounts eligible for capitalization, componentization of property, plant and equipment and the recognition of additional provisions as required under IFRS.
(i)	BPLP’s policy choice under IFRS for defined benefit plans is to recognize all actuarial gains and losses in other comprehensive income. As a result of this policy choice, for all defined benefit plans existing at January 1, 2010, BPLP has recognized in retained earnings all cumulative actuarial losses. Cameco’s share of this adjustment was a decrease to retained earnings of $136,954,000. In addition, $144,760,000 of actuarial losses at December 31, 2010 was recognized directly in other comprehensive income following BPLP’s annual actuarial valuation update.

In 2005, BPLP sublet the four Bruce A reactors to a newly-formed partnership (the Bruce A Limited Partnership or “BALP”). BPLP continues to be responsible for the overall management of the site, including employment of the full workforce. BPLP and BALP entered into a services and cost sharing agreement to achieve an equitable allocation of certain operating costs, including employee pension and other post-retirement costs.

As a result of being the employer of record, BPLP has legal liability for the pension and other post-retirement benefit plans and is required to recognize the entire amount of any actuarial gains and losses in other comprehensive income. These costs are shared with BALP through the services and cost sharing agreement with amounts recovered from BALP classified in earnings rather than other comprehensive income.

(ii)	Unlike Canadian GAAP, IFRS requires the cost of major inspections and overhauls to be recognized in the carrying amount of property, plant and equipment. It also requires that components of an item of property, plant and equipment with different useful lives be accounted for and depreciated separately. As a result of these different capitalization standards under IFRS, BPLP has made adjustments to retained earnings at its transition date. Cameco’s share of these adjustments was an increase to retained earnings of $8,469,000.

(iii)	Under IFRS, unlike Canadian GAAP, provisions are required to be made when a constructive obligation exists. IFRS also varies from Canadian GAAP in its requirements for certain accruals to be made. Based on the differing requirements for the recognition of provisions and accruals, BPLP recorded a reduction to retained earnings of which Cameco’s share was $6,984,000.
The effect of the IFRS transition adjustments was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Accounts receivable (iii)	$1,864	$1,232	$1,075
Supplies and prepaid expenses (iii)	—	1,864	—
Long-term receivables, investments and other (i)	(60,482)	(59,092)	(92,526)
Property, plant and equipment (ii)	8,469	5,720	8,406
Accounts payable and accrued liabilities (iii)	(474)	(539)	(253)
Provisions (iii)	(4,519)	(3,381)	(3,792)
Other liabilities (i),(iii)	(80,327)	(80,612)	(186,977)
Retained earnings (i),(ii),(iii)	135,469	134,808	274,067

Consolidated Statements of Earnings and Consolidated Statements of Comprehensive Income

Products and services sold (i),(ii),(iii)	$—	$(2,593)	$(14,125)
Depreciation, depletion and amortization (ii)	—	1,928	7,963
Actuarial losses (i)	—	—	144,760

b)	Under IFRS, and similar to Canadian GAAP, changes to a decommissioning liability to recognize the passage of time (unwinding of the discount or accretion) are required to be recorded. Under Canadian GAAP, the accretion was recorded as an operating cost and allocated to inventory while under IFRS, the unwinding of the discount is required to be reflected as a finance cost and does not qualify for capitalization. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Inventories	$(8,387)	$(10,998)	$(9,748)
Property, plant and equipment	—	—	(75)
Provisions	—	1,063	4,209
Retained earnings	8,387	10,057	5,658
Other components of equity (foreign currency translation)	—	(122)	(44)

Consolidated Statements of Earnings

Depreciation, depletion and amortization	$—	$(1,532)	$(15,516)
Finance costs	—	3,202	12,787

c)	Cameco has elected, under IFRS 1, not to apply IAS 23 retrospectively to borrowing costs incurred on the construction of qualifying assets that commenced prior to January 1, 2010. Accordingly, Cameco has derecognized all borrowing costs that had been previously capitalized under Canadian GAAP through a charge to retained earnings. In addition, based on this election, borrowing costs incurred subsequent to the date of transition on qualifying assets where the construction of the asset commenced prior to January 1, 2010 are being expensed as incurred. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Property, plant and equipment	$(333,810)	$(344,252)	$(377,182)
Retained earnings	333,810	344,252	377,182

Consolidated Statements of Earnings

Depreciation, depletion and amortization	$—	$(815)	$(4,349)
Finance costs	—	11,257	47,721

d)	IFRS requires the reversal of any previously recorded impairment losses where circumstances have changed such that the impairments have been reduced. The reversal of impairment losses was prohibited under Canadian GAAP. In 2000, as a result of depressed uranium prices, Cameco recorded a write-down relating to certain in situ recovery mine assets located in the United States. The amount of the write-down was determined based on estimated future net cash flows and uranium price forecasts. As a result of the strengthening of uranium prices since 2000, Cameco reassessed these previously impaired assets and based on their value in use, determined that a portion of these previous write-downs should be reversed. The reversal of these impairment losses has been recognized in cost of sales in the statements of earnings and the effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Property, plant and equipment	$34,600	$33,312	$31,540
Inventory	—	291	312
Retained earnings	(34,600)	(34,586)	(33,497)
Other components of equity (foreign currency translation)	—	983	1,645

Consolidated Statements of Earnings

Depreciation, depletion and amortization	$—	$14	$1,103

e)	IFRS specifically precludes the inclusion of general overhead and administration expenses in the cost of an item of property, plant and equipment. Cameco reviewed the composition of its items of property, plant and equipment to assess whether the costs included related specifically to the construction of the asset, or whether they were general in nature and determined that certain costs should be expensed under IFRS. The effect of removing these costs from property, plant and equipment was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Property, plant and equipment	$(7,526)	$(7,391)	$(7,072)
Retained earnings	7,526	7,391	7,072

Consolidated Statements of Earnings

Depreciation, depletion and amortization	$—	$(135)	$(454)

f)	Under IFRS, investments in equity-accounted investees are presented in the consolidated statements of financial position as a separate line item. Previously under Canadian GAAP, these investments were included in long-term receivables, investments and other. The effect of this reclassification was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Investments in equity-accounted investees	$203,873	$193,604	$191,738
Long-term receivables, investments and other	(203,873)	(193,604)	(191,738)
g)	Cameco’s policy choice under IFRS for defined benefit plans is to recognize all actuarial gains and losses in other comprehensive income. As a result of this policy choice, for all defined benefit plans existing at January 1, 2010, the Company has recognized in retained earnings, $14,404,000 of cumulative actuarial losses. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Long-term receivables, investments and other	$(2,155)	$(2,495)	$(1,885)
Other liabilities	(12,249)	(11,583)	(11,981)
Retained earnings	14,404	14,109	13,753
Other components of equity (foreign currency translation)	—	(31)	113

Consolidated Statements of Earnings and Consolidated Statements of Comprehensive Income

Administration	$—	$(295)	$(1,063)
Actuarial losses	—	—	412

h)	Under IFRS, in-process research and development (“IPR&D”) that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). Under Canadian GAAP, amortization of IPR&D capitalized as an intangible asset was commenced immediately, with the amortization period extending from the date of initial recognition to the date the completed asset will be available for use in commercial production. Cameco had been amortizing IPR&D related to the acquisition of its interest in equity-accounted investee GE-Hitachi Global Laser Enrichment LLC, a development-stage entity. Under IFRS, this amortization does not begin until development is complete. The effect of reversing this previously recognized amortization was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Investments in equity-accounted investees	$18,691	$20,927	$28,692
Retained earnings	(18,691)	(21,579)	(30,053)
Other components of equity (foreign currency translation)	—	652	1,361

Consolidated Statements of Earnings

Share of loss from equity-accounted investees	$—	$(2,888)	$(11,362)

i)	Cameco has granted cash-settled phantom stock options to eligible non-North American employees. The Company applied IFRS 2 to its unsettled share-based compensation arrangements at January 1, 2010.

Cameco accounted for these share-based compensation arrangements at intrinsic value under Canadian GAAP. The related liability has been adjusted to reflect the fair value of the outstanding cash-settled phantom stock options to be consistent with the Company’s accounting policies under IFRS. The effect of accounting for cash-settled share-based compensation transactions at fair value was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Accounts payable and accrued liabilities	$(831)	$(622)	$(782)
Retained earnings	831	622	782

Consolidated Statements of Earnings

Administration	$—	$(209)	$(49)

j)	Under IFRS, decommissioning liabilities and waste provisions are presented in the consolidated statements of financial position as part of provisions. Previously under Canadian GAAP, these obligations were presented separately as provision for reclamation and other liabilities. The effect of this reclassification was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Provision for reclamation	$258,277	$257,235	$279,653
Provisions	(296,895)	(297,101)	(317,313)
Other liabilities	38,618	39,866	37,660
k)	Cameco has elected, under IFRS 1, not to retrospectively recalculate, under IFRIC 1, the effect of each change in its reclamation provision prior to January 1, 2010. Instead, the liability and related assets and depreciation were measured as at the date of transition. Accordingly, Cameco has recalculated the provision and estimated the amount that would have been adjusted to the cost of the related asset by discounting the liability at the date of transition back to the date when the liability first arose, using its best estimate of the historical risk free rate that would have applied over the intervening period. In addition, the Company has calculated the accumulated depreciation on that amount as at the date of transition to IFRS based on the current estimate of the useful life of the asset.

In addition, as a result of its annual review, Cameco adjusted the provision for decommissioning liabilities and cost of the related assets for changes in discount rates which ranged from 4.1% — 4.6% at January 1, 2010 compared to 3.3% — 3.5% at December 31, 2010.

The effect of the IFRS transition adjustments was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Property, plant and equipment	$(53,062)	$(52,544)	$(38,779)
Provisions	(57,188)	(56,447)	(68,332)
Retained earnings	110,250	109,679	108,262
Other components of equity (foreign currency translation)	—	(688)	(1,151)

Consolidated Statements of Earnings

Depreciation, depletion and amortization	$—	$(571)	$(1,988)

l)	IFRS requires that provisions such as those for environmental costs be recognized when it is probable that a restoration expense will be incurred and the associated costs can be reliably estimated. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. Under IFRS, provisions for waste removal are measured initially at their present value using risk adjusted cash flows, with changes to the liability due to the passage of time (accretion) recorded as a finance cost. Under Canadian GAAP, discounting to reflect the time value of money is allowed, but not required. In the fuel services conversion processes, a certain amount of waste material is generated. Under Canadian GAAP, provisions for waste removal were measured using undiscounted estimated cash flows and recognized as an expense and a corresponding liability. The effect of discounting the provision upon transition to IFRS was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Provisions	$1,773	$1,447	$261
Retained earnings	(1,773)	(1,447)	(261)

Consolidated Statements of Earnings

Products and services sold	$—	$—	$209
Finance costs	—	326	1,303

m)	Under IFRS, convertible debentures that contain a cash settlement feature are accounted for as a hybrid instrument with a debt component and a separate derivative representing the conversion option. The debt component is classified as a financial liability and accounted for at amortized cost using the effective interest rate method, while the conversion option is accounted for as a derivative and recorded at fair value with changes in fair value recorded in earnings.

Under Canadian GAAP, certain convertible debentures that contained a cash settlement feature were accounted for as a compound instrument with both a debt and equity component. Consistent with IFRS, the debt component was accounted for at amortized cost using the effective interest rate method; however, the conversion option was accounted for as an equity instrument with any changes in value not recognized.

The effect of accounting for the conversion option as a derivative at fair value was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Retained earnings	$297,400	$297,400	$297,400
Share capital	(297,400)	(297,400)	(297,400)

n)	In accordance with IFRS 1, Cameco has elected to deem all foreign currency translation differences that existed at the date of transition to IFRS in respect of all foreign entities to be zero at the date of transition.

The effect was to increase foreign currency translation (other components of equity) and to decrease retained earnings by $50,398,000 at January 1, 2010, March 31, 2010 and December 31, 2010.

In addition to the above, cash flow hedging reserves of $89,457,000 as at January 1, 2010 and $30,306,000 as at December 31, 2010 and available-for-sale assets reserves of $2,225,000 at January 1, 2010 and $1,793 at December 31, 2010 have been reclassified from accumulated other comprehensive income under Canadian GAAP to their respective reserve accounts within other components of equity under IFRS.

o)	Under IFRS, non-controlling interests are presented in the consolidated statement of financial position as equity but are presented separately from the parent shareholders’ equity. Under Canadian GAAP, non-controlling interests were classified between total liabilities and equity and referred to as minority interest.

p)	The foregoing changes decreased (increased) the deferred tax amounts as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

BPLP transition adjustments (a)	$33,862	$33,697	$68,512
Decommissioning liabilities — discounting (k)	31,076	30,713	30,237
Decommissioning liabilities — accretion (b)	2,537	2,979	1,082
Provision for waste (l)	(468)	(382)	(69)
Borrowing costs (c)	88,159	90,917	99,609
Impairment reversal (d)	(12,125)	(11,766)	(11,522)
Capitalized overhead (e)	1,988	1,952	1,868
IPR&D (h)	(6,542)	(7,325)	(10,042)
Share-based compensation (i)	136	101	146
Employee benefits (g)	3,895	3,804	3,753

	$142,518	$144,690	$183,574

In addition, other components of equity of $(317,000) as at March 31, 2010 and $(794,000) as at December 31, 2010 have been adjusted to reflect the impact of foreign currency translation on the deferred tax balance.

The adjustments described above impacted income tax expense (recovery) on the consolidated statements of earnings as follows:

Consolidated Statements of Earnings	Jan 1/10	Mar 31/10	Dec 31/10

BPLP transition adjustments (a)	—	$165	$1,540
Decommissioning liabilities — discounting (k)	—	123	436
Decommissioning liabilities — accretion (b)	—	(461)	1,427
Provision for waste (l)	—	(86)	(399)
Borrowing costs (c)	—	(2,757)	(11,450)
Capitalized overhead (e)	—	36	120
IPR&D (h)	—	1,010	3,977
Share-based compensation (i)	—	35	(10)
Employee benefits (g)	—	80	287

Income tax recovery	$—	$(1,855)	$(4,072)

The adjustment to other comprehensive income relating to previously unrecognized cumulative actuarial losses in BPLP is net of taxes of $36,190,000.

q)	Under IFRS, a deferred tax liability (asset) is recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets and consequently, the deferred tax is computed using the tax rate applicable to the purchaser. Under Canadian GAAP, a deferred tax liability (asset) was not recognized for the difference in tax bases between jurisdictions. Any taxes paid or recovered by the transferor were recognized as an asset or liability once the profit or loss was recognized by the consolidated entity. The IFRS adjustment is related to product sold by Cameco to subsidiaries and held in inventory at the transition date. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Deferred tax liabilities	$(540)	$6,073	$19,690
Retained earnings	540	(6,073)	(19,690)

Consolidated Statements of Earnings

Income tax recovery	$—	$(6,613)	$(20,230)

r)	Under IFRS, a deferred tax liability (asset) is recognized for exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates for tax purposes. Under Canadian GAAP, a deferred tax liability (asset) is not recognized for a temporary difference between the historical exchange rate and the current exchange rate translations of non-monetary assets and liabilities. The effect was as follows:

Consolidated Statements of Financial Position	Jan 1/10	Mar 31/10	Dec 31/10

Deferred tax liabilities	$(4,133)	$(4,011)	$(4,388)
Retained earnings	4,133	4,133	4,612
Other components of equity (foreign currency translation)	—	(122)	(224)

Consolidated Statements of Earnings

Income tax expense	$—	$—	$479

s)	The above changes increased (decreased) retained earnings as follows:

	Jan 1/10	Mar 31/10	Dec 31/10

BPLP transition adjustments (a)	$(135,469)	$(134,808)	$(274,067)
Decommissioning liabilities — accretion (b)	(8,387)	(10,057)	(5,658)
Borrowing costs (c)	(333,810)	(344,252)	(377,182)
Impairment reversal (d)	34,600	34,586	33,497
Capitalized overhead (e)	(7,526)	(7,391)	(7,072)
Employee benefits (g)	(14,404)	(14,109)	(13,753)
In-process research and development (h)	18,691	21,579	30,053
Share-based compensation (i)	(831)	(622)	(782)
Decommissioning liabilities — discounting (k)	(110,250)	(109,679)	(108,262)
Provision for waste — discounting (l)	1,773	1,447	261
Convertible debentures (m)	(297,400)	(297,400)	(297,400)
Other components of equity (n)	(50,398)	(50,398)	(50,398)
Deferred tax liability (p)	142,518	144,373	182,780
Deferred tax liabilities — intra-group transfer (q)	(540)	6,073	19,690
Deferred tax liabilities — foreign non-monetary assets (r)	(4,133)	(4,133)	(4,612)

	$(765,566)	$(764,791)	$(872,905)

Explanation of material adjustments to the cash flow statement for 2010
Consistent with the Company’s accounting policy election under IAS 7, Statement of Cash Flows, interest paid has been reclassified as a financing activity. Under Canadian GAAP, it had been capitalized and included with additions to property, plant and equipment as an investing activity. The amounts reclassified were $24,417,000 for the period ended March 31, 2010 and $53,859,000 for the year ended December 31, 2010.
There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Canadian GAAP.
4.	Accounting Standards
(a)	New Standards and Interpretations not yet Adopted
A number of new standards, interpretations and amendments to existing standards are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these interim consolidated financial statements. The following standards, amendments to and interpretations of existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2012:
(i)	Financial Instruments
In October 2010, the International Accounting Standards Board issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is effective for periods beginning on or after January 1, 2013 and is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Cameco is assessing the impact of this new standard on its financial statements.
5.	Determination of Fair Values
A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes to the specific asset or liability.
(a)	Investments in Equity and Debt Securities
The fair value of available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of unlisted securities is based on cash flows discounted using a rate based on the market interest rate and the risk premium specific to the unlisted securities.
(b)	Trade and Other Receivables
The fair value of trade and other receivables approximate their carrying amounts due to the short-term maturity of these instruments.
(c)	Derivatives
The fair value of forward exchange contracts is based on the current quoted foreign exchange rates. The fair value of foreign currency forward contracts is based on their listed market price. The fair value of interest rate swaps is determined by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date. The fair value of interest rate caps is based on broker quotes.
Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company and counterparty when appropriate.
(d)	Share-Based Compensation
The fair values of the stock option, phantom stock option and the deferred share unit plans are measured using the Black-Scholes option-pricing model. The fair value of the performance share unit plan is measured using Monte Carlo Sampling. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are taken into account in determining fair value for valuations performed using Monte Carlo Sampling.

6.	Use of Estimates and Judgments
The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these condensed consolidated interim financials statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the year are discussed below.
(a)	Lives and Recoverability of Mineral Properties
Cameco assesses the carrying values of property, plant and equipment, and intangible assets annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and mineral reserves. A material change in assumptions may significantly impact the potential impairment of these assets. In addition, assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins.
(b)	Provisions for Decommissioning and Reclamation of Assets
Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.
(c)	Deferred Income Taxes
Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax law and management’s expectations of future results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.
(d)	Mineral Reserves
Depreciation and depletion on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of lifetime production and amounts of mineral reserves are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.
7.	Inventories

	Mar 31/11	Dec 31/10	Jan 1/10

Uranium
Concentrate	$418,985	$385,242	$304,695
Broken ore	27,258	12,138	18,077

	446,243	397,380	322,772

Fuel Services	154,960	135,710	122,065

Total	$601,203	$533,090	$444,837

8.	Long-Term Receivables, Investments and Other

	Mar 31/11	Dec 31/10	Jan 1/10

BPLP
Capital lease receivable from BALP (a)	$90,692	$91,608	$94,895
Derivatives [note 17]	72,555	77,831	141,949
Available-for-sale securities
Western Uranium Corporation	—	6,033	4,637
GoviEx Uranium (privately held)	22,108	23,017	25,214
Derivatives [note 17]	58,064	50,011	68,432
Deferred charges
Cost of sales	—	—	14,415
Advances receivable from Inkai JV LLP [note 21]	102,576	125,072	141,149
Other	64,884	60,550	64,811

	410,879	434,122	555,502
Less current portion	(99,740)	(91,447)	(154,725)

Net	$311,139	$342,675	$400,777

(a)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.
9.	Other Liabilities

	Mar 31/11	Dec 31/10	Jan 1/10

Deferred sales	$15,966	$17,004	$24,982
Derivatives [note 17]	6,589	5,273	4,137
Accrued post-retirement benefit liability	21,762	21,738	19,141
BPLP
Accrued post-retirement benefit liability	347,819	350,466	229,599
Derivatives [note 17]	27,992	29,954	36,820
Other	9,026	9,270	13,009

	429,154	433,705	327,688
Less current portion	(30,852)	(28,228)	(29,297)

Total	$398,302	$405,477	$298,391

10.	Share Capital
(a)	At March 31, 2011, there were 394,699,595 common shares outstanding.

(b)	Options in respect of 8,725,383 shares are outstanding under the stock option plan and are exercisable up to 2019. For the quarter ended March 31, 2011, 348,552 options were exercised resulting in the issuance of shares (2010 — 127,832).

11.	Employee Benefit Expense
The following employee benefit expenses are included in cost of products and services sold, administration, exploration and research and development.

	Mar 31/11	Mar 31/10

Wages and salaries	$120,897	$108,937
Statutory and company benefits	24,243	23,205
Equity-settled share-based compensation	9,193	5,987
Expenses related to defined benefit plans	6,253	4,120
Contributions to defined contribution plans	4,247	3,158
Cash-settled share-based compensation	(5,495)	(3,020)

Total	$159,338	$142,387

12.	Finance Costs

	Mar 31/11	Mar 31/10

Interest on long-term debt	$14,139	$14,007
Unwinding of discount on provisions	3,291	3,528
Other charges	1,160	1,986
Foreign exchange losses	741	2,361
Interest on short-term debt	526	448

Total	$19,857	$22,330

13.	Income Taxes

	Mar 31/11	Mar 31/10

Earnings (loss) before income taxes
Canada	$(20,014)	$61,374
Foreign	113,284	97,542

	$93,270	$158,916

Current income taxes (recovery)
Canada	$(6,691)	$23,297
Foreign	11,580	5,434

	$4,889	$28,731

Deferred income taxes (recovery)
Canada	$3,517	$(13,317)
Foreign	(4,599)	1,218

	$(1,082)	$(12,099)

Income tax expense	$3,807	$16,632

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003, 2004 and 2005, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000 and $197,000,000 respectively. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to the availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis.
CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $27,000,000. No provisions for penalties or interest have been recorded. Cameco does not expect more than a nominal amount of cash taxes to be payable due to the availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2010 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.
Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.
Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:
For the three months ended March 31, 2011

		Income tax
		recovery
	Before tax	(expense)	Net of tax

Exchange differences on translation of foreign operations	$(23,380)	$—	$(23,380)
Gains on derivatives designated as cash flow hedges	2,250	(639)	1,611
Gains on derivatives designated as cash flow hedges transferred to net earnings	(8,365)	2,234	(6,131)
Unrealized gains on assets available-for-sale	538	(71)	467
Gains on assets available-for-sale transferred to net earnings	(2,114)	279	(1,835)

	$(31,071)	$1,803	$(29,268)

For the three months ended March 31, 2010

		Income tax
		recovery
	Before tax	(expense)	Net of tax

Exchange differences on translation of foreign operations	$(29,166)	$—	$(29,166)
Gains on derivatives designated as cash flow hedges	20,092	(4,324)	15,768
Gains on derivatives designated as cash flow hedges transferred to net earnings	(21,871)	6,409	(15,462)
Unrealized gains on assets available-for-sale	953	(70)	883
Gains on assets available-for-sale transferred to net earnings	(3,037)	410	(2,627)

	$(33,029)	$2,425	$(30,604)

14.	Statements of Cash Flows
Other Operating Items

	Mar 31/11	Mar 31/10

Changes in non-cash working capital:
Accounts receivable	$249,157	$131,575
Inventories	(59,198)	(8,390)
Supplies and prepaid expenses	5,286	20,479
Accounts payable and accrued liabilities	(23,774)	(193,871)
Other	(23,107)	2,572

Total	$148,364	$(47,635)

15.	Stock Option Plan
The Company has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 26,440,991 shares have been issued.
Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended March 31, 2011, the amount recorded was $7,245,000 (2010 — $4,997,000).

The fair value of the options granted each year was determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Mar 31/11	Mar 31/10

Number of options granted	1,580,069	1,515,945
Average strike price	$39.53	$28.90
Expected dividend	$0.40	$0.28
Expected volatility	39%	36%
Risk-free interest rate	2.5%	2.1%
Expected life of option	4.5 years	4.2 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$12.71	$8.46
16.	Commitments and Contingencies
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (“BPC”) and TransCanada Pipelines Limited (“TransCanada”) (collectively, the “Consortium”), sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on March 25, 2010, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.
The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The arbitration hearing was completed on November 23, 2010 and final oral arguments are scheduled for July 2011.
In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (“OPG”) and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.
(b)	Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2011 to 2018:
i)	Guarantees to customers under power sales agreements of up to $19,000,000. At March 31, 2011, Cameco’s actual exposure under these agreements was $15,000,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(d)	Under a supply contract with the Ontario Power Authority (“OPA”), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2011, BPLP recorded $109,200,000 under this agreement which was recognized as revenue with Cameco’s share being $34,500,000.

17.	Derivatives

The following tables summarize the fair value of derivatives and classification on the statements of financial position:

As at March 31, 2011

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,302)	$16,253	$13,951
Foreign currency contracts	54,177	—	54,177
Interest rate contracts	(400)	—	(400)
Cash flow hedges:
Energy and sales contracts	—	28,310	28,310

Net	$51,475	$44,563	$96,038

Classification:
Current portion of long-term receivables, investments and other [note 8]	$54,605	$44,788	$99,393
Long-term receivables, investments and other [note 8]	3,459	27,767	31,226
Current portion of other liabilities [note 9]	(3,571)	(20,186)	(23,757)
Other liabilities [note 9]	(3,018)	(7,806)	(10,824)

Net	$51,475	$44,563	$96,038

As at December 31, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,864)	$18,877	$15,013
Foreign currency contracts	47,144	—	47,144
Interest rate contracts	1,458	—	1,458
Cash flow hedges:
Energy and sales contracts	—	29,000	29,000

Net	$44,738	$47,877	$92,615

Classification:
Current portion of long-term receivables, investments and other [note 8]	$46,629	$44,505	$91,134
Long-term receivables, investments and other [note 8]	3,382	33,326	36,708
Current portion of other liabilities [note 9]	(377)	(20,662)	(21,039)
Other liabilities [note 9]	(4,896)	(9,292)	(14,188)

Net	$44,738	$47,877	$92,615

As at January 1, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 8]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 8]	1,460	54,510	55,970
Current portion of other liabilities [note 9]	(445)	(19,595)	(20,040)
Other liabilities [note 9]	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

The following tables summarize different components of the gains (losses) on derivatives:
For the three months ended March 31, 2011

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$1,473	$(326)	$1,147
Foreign currency contracts	23,436	—	23,436
Interest rate contracts	(769)	—	(769)
Cash flow hedges:
Energy and sales contracts	—	(85)	(85)

Net	$24,140	$(411)	$23,729

For the three months ended March 31, 2010

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,305)	$(213)	$(2,518)
Foreign currency contracts	47,105	—	47,105
Interest rate contracts	(1,614)	—	(1,614)
Cash flow hedges:
Energy and sales contracts	—	(347)	(347)

Net	$43,186	$(560)	$42,626

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $2,360,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on future transactions is five years.
Over the next 12 months, based on current exchange rates, Cameco expects an estimated $18,820,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on future transactions is six years.

18.	Earnings Per Share
Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2011 was 394,507,490 (2010 — 392,875,524).

	Mar 31/11	Mar 31/10

Basic earnings per share computation
Net earnings attributable to equity holders	$91,487	$143,169
Weighted average common shares outstanding	394,507	392,876

Basic earnings per common share	$0.23	$0.36

Diluted earnings per share computation
Net earnings attributable to equity holders	$91,487	$143,169

Weighted average common shares outstanding	394,507	392,876
Dilutive effect of stock options	1,804	1,962

Weighted average common shares outstanding, assuming dilution	396,311	394,838

Diluted earnings per common share	$0.23	$0.36

19.	Segmented Information
Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.
(a)	Business Segments
For the three months ended March 31, 2011

		Fuel
	Uranium	Services	Electricity	Other	Total

Revenue	$297,307	$49,309	$107,408	$236	$454,260
Expenses
Products and services sold	174,652	37,995	56,076	—	268,723
Depreciation, depletion and amortization	22,351	4,492	17,712	4,558	49,113

Cost of sales	197,003	42,487	73,788	4,558	317,836

Gross profit (loss)	100,304	6,822	33,620	(4,322)	136,424
Exploration	17,826	—	—	—	17,826
Cigar Lake remediation	3,052	—	—	—	3,052
Gain on sale of assets	(25)	—	—	—	(25)
Share of loss from equity-accounted investees	1,914	777	—	—	2,691
Other income	(4,623)	—	—	—	(4,623)
Non-segmented expenses					24,233

Earnings (loss) before income taxes	82,160	6,045	33,620	(4,322)	93,270
Income tax expense					3,807

Net earnings					$89,463

For the three months ended March 31, 2010

		Fuel
	Uranium	Services	Electricity	Other	Total

Revenue	$301,795	$57,988	$124,472	$461	$484,716
Expenses
Products and services sold	165,670	32,929	50,314	27	248,940
Depreciation, depletion and amortization	28,782	2,339	16,027	5,030	52,178

Cost of sales	194,452	35,268	66,341	5,057	301,118

Gross profit (loss)	107,343	22,720	58,131	(4,596)	183,598

Exploration	15,167	—	—	—	15,167
Cigar Lake remediation	2,712	—	—	—	2,712
Loss on sale of assets	234	—	—	—	234
Share of loss from equity-accounted investees	255	719	—	—	974
Other income	(2,005)	—	—	—	(2,005)
Non-segmented expenses					7,600

Earnings (loss) before income taxes	90,980	22,001	58,131	(4,596)	158,916
Income tax expense					16,632

Net earnings					$142,284

20.	Talvivaara Agreement
On February 7, 2011, Cameco signed two agreements with Talvivaara Mining Company Plc. to buy uranium produced at the Sotkamo nickel-zinc mine in Finland. Under the first agreement with Talvivaara, Cameco will provide an up-front payment, to a maximum of $60,000,000 (US) to cover certain construction costs. This amount will be repaid through deliveries of uranium concentrate. Once the full amount has been repaid, Cameco will continue to purchase the uranium concentrates produced at the Sotkamo mine through a second agreement which provides for the purchase of uranium using a pricing formula that references market prices at the time of delivery. The second agreement expires on December 31, 2027.
21.	Related Parties
The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents, and contributes to pension plans on their behalf. Senior management and directors also participate in the Company’s share-based compensation plans (see note 22 of the 2010 consolidated financial statements).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	Mar 31/11	Mar 31/10

Short-term employee benefits	$5,026	$4,930
Post-employment benefits	677	553
Share-based compensation	3,686	2,879

	$9,389	$8,362

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2011, Cameco paid Points Athabasca Contracting Ltd. $13,800,000 (2010 — $3,600,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $3,400,000 (2010 — $590,000).

Other Related Party Transactions

	Transaction Value		Balance Outstanding
	Three months ended		As at
	Mar 31/11	Mar 31/10	Mar 31/11	Mar 31/10

Sale of goods and services
Jointly Controlled Entities — Bruce Power L.P.	$9,984	$6,344	$10,218	$12,841

Other
Jointly Controlled Entities — interest income (Inkai)	636	825	102,576	143,005
Associates — interest expense	(526)	(448)	76,877	78,267

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $370,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At March 31, 2011, $263,882,000 (US) of principal and interest was outstanding (December 31, 2010 — $314,378,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE) The promissory note is payable on demand and bears interest at market rates. At March 31, 2011, $79,107,000 (US) of principal and interest was outstanding (December 31, 2010 — $78,579,000 (US)).
22.	Comparative Figures
Certain prior period balances have been reclassified to conform to the current financial statement presentation.
Selected Annual Disclosures
As these condensed consolidated interim financial statements are the Company’s first financial statements prepared under IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were accordingly not included, or presented in a different format, in the Company’s most recent annual financial statements prepared in accordance with Canadian GAAP have been included in these financial statements for the comparative annual period as notes 23 through 29.

23.	Accounts Receivable

	Dec 31/10	Jan 1/10

Trade receivables	$401,727	$404,574
Receivables due from related parties [note 21]	22,226	15,137
HST/VAT receivables	15,093	16,803
Other receivables	9,433	12,072

Total	$448,479	$448,586

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding HST/VAT receivables is disclosed in note 4 of the 2010 consolidated financial statements.
24.	Property, Plant and Equipment

					Exploration
	Land and	Plant and	Furniture	Under	and
	buildings	equipment (a)	and fixtures	construction	evaluation	Total

Cost
At January 1, 2010	$2,020,866	$2,119,054	$79,324	$1,037,777	$538,351	$5,795,372
Additions	83,006	15,547	1,578	361,764	—	461,895
Transfers	113,826	94,462	4,201	(212,489)	—	—
Disposals	(154)	(7,013)	(65)	—	—	(7,232)
Effect of movements in exchange rates	(26,987)	(5,379)	(327)	(4,358)	44,982	7,931

At December 31, 2010	2,190,557	2,216,671	84,711	1,182,694	583,333	6,257,966

Accumulated depreciation
At January 1, 2010	987,721	1,041,615	49,262	—	—	2,078,598
Depreciation charge	98,645	125,359	13,776	—	—	237,780
Disposals	(39)	(5,503)	(27)	—	—	(5,569)
Effect of movements in exchange rates	(6,190)	(1,159)	(141)	—	—	(7,490)

At December 31, 2010	1,080,137	1,160,312	62,870	—	—	2,303,319

Net book value at December 31, 2010	$1,110,420	$1,056,359	$21,841	$1,182,694	$583,333	$3,954,647

(a)	The net statement of financial position amount for plant and equipment includes Cameco’s share of BPLP’s nuclear generating plant under finance lease of $320,424,000.

25.	Intangible Assets

Intellectual
Property

At January 1, 2010
Historical cost	$118,819
Accumulated amortization	(21,106)

Net book value	$97,713

Year ended December 31, 2010
Opening net book value	$97,713
Amortization charge	(3,443)

Closing net book value	$94,270

At December 31, 2010
Historical cost	$118,819
Accumulated amortization	(24,549)

Net book value	$94,270

The intangible asset value relates to intellectual property acquired with Cameco Fuel Manufacturing Inc. and is being amortized on a unit-of-production basis. Amortization is allocated to the cost of inventory and is recognized in cost of sales as inventory is sold.
26.	Equity-Accounted Investees

Dec 31/10

Beginning of year	$222,564
Investment cost addition	$13,582
Share of loss	(4,186)
Disposal of associate	(935)
Exchange differences and other	(10,595)

End of year	$220,430

Summary financial information for Cameco’s equity-accounted investees, adjusted for the percentage ownership held, is as follows:

	Current	Non-Current	Current	Non-Current
	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Loss

January 1, 2010	$36,938	$30,482	$1,687	$3,142	$—	$—	$—
December 31, 2010	35,954	44,667	1,439	4,109	3,580	7,766	(4,186)
At December 31, 2010, the quoted value of the Company’s share in associates having shares listed on recognized stock exchanges was $103,186,000 (January 1, 2010 — $46,861,000).

27.	Accounts Payable and Accrued Liabilities

	Dec 31/10	Jan 1/10

Trade payables	$260,619	$378,539
Non-trade payables	97,232	98,266
Payables due to related parties [note 21]	29,580	17,277

Total	$387,431	$494,082

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 4 of the 2010 consolidated financial statements.
28.	Provisions

		Waste
	Reclamation	Disposal	Total

Balance at January 1, 2010	$316,114	$40,715	$356,829
Provisions made during the period	32,933	5,087	38,020
Provisions used during the period	(12,542)	(6,564)	(19,106)
Unwinding of discount	12,814	1,303	14,117
Impact of foreign exchange	(4,893)	—	(4,893)

Balance at December 31, 2010	$344,426	$40,541	$384,967

Current	$13,910	$5,484	$19,394
Non-current	330,516	35,057	365,573

	$344,426	$40,541	$384,967

29.	Company Entities
The following are the principal subsidiaries and associates of the Company:

		Ownership Interest
	Country of
	Incorporation	Dec 31/10	Jan 1/10

Subsidiaries:
Cameco Bruce Holdings Inc.	Canada	100%	100%
Cameco Bruce Holdings II Inc.	Canada	100%	100%
Cameco Royalty Inc.	Canada	100%	n/a
Cameco India Limited	Canada	100%	100%
alphaNUCLEAR Inc.	Canada	100%	100%
Cameco Global Exploration Ltd.	Canada	100%	100%
Northern Basins Uranium Ltd.	Canada	100%	51%
Cameco Global Exploration II Ltd.	Canada	100%	100%
Cameco Fuel Holdings Inc.	Canada	100%	100%
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco UFP Holdings Canada Ltd.	Canada	100%	100%
Cameco U.S. Holdings, Inc.	U.S.	100%	100%
Cameco Inc.	U.S.	100%	100%
Power Resources, Inc.	U.S.	100%	100%
Crow Butte Resources, Inc.	U.S.	100%	100%
Cameco Enrichment Holdings LLC	U.S.	100%	100%
Cameco UFP Holdings LLC	U.S.	100%	100%
Cameco Ireland Company	Ireland	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Uranium Inc.	Barbados	100%	100%
Cameco Luxembourg S.A.	Luxembourg	100%	100%
Cameco Investments AG	Switzerland	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Cameco Europe (Central Asia) Ltd.	Switzerland	100%	n/a
Cameco Services Inc.	Barbados	100%	100%
Cameco Insurance Services Inc.	Barbados	100%	100%
Netherlands International Uranium B.V.	Netherlands	100%	100%
Cameco Mongolia LLC	Mongolia	100%	100%
Cameco Kazakhstan LLP	Kazakhstan	100%	n/a
Kintyre Uranium Project Joint Venture	Australia	70%	70%

Associates:
GE-Hitachi Global Laser Enrichment LLC	U.S.	24.00%	24.00%
UEX Corporation	Canada	22.61%	21.17%
Huron Wind	Canada	33.33%	33.33%
Minergia S.A.C.	Peru	50.00%	25.00%
UFP Investments Inc.	U.S.	31.80%	10.60%